Exhibit 99.1*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule I

Name of Debtor	Balance, Beginning of Period	Additions	(Collected)/Paid	Amount Written off	Balance, End of period Receivable (Payable)
2005
J. Kalpakian	$ (10,256)		8,155		$ (2,101)
B. Kalpakian	1,731		(1,241)		517
Bronx Ventures Inc.	371,347		(430,692)		(59,345)

2004
J. Kalpakian	$ (13,631)	-	3,375	-	$ (10,256)
B. Kalpakian	5,650	-	(3,919)	-	1,731
Bronx Ventures Inc.	140,832	230,515	-	-	371,347
Webscape/David Neale **	(54)	-	54	-	-

2003
J. Kalpakian	$ (48,929)	35,298	-	-	$ (13,631)
B. Kalpakian	(26,369)	32,019	-	-	5,650
Bronx Ventures Inc.	(26,821)	167,653	-	-	140,832
Webscape/David Neale **	(54)	-	-	-	(54)

** David Neale, a Director of Webscape, resigned as a Director of LVFH during June 2002, and is no longer a related party to the Company.